

August 19, 2014

<u>Via E-mail</u>
Zhiliang Fang
Chief Executive Officer
China Tianfeihong Wine, Inc.
1849 Licheng Middle Avenue, Longqiao Street
Chengxiang District, Putian City
Fujian Province, China

      Re: China Tianfeihong Wine, Inc.
               Form 8-K
               Filed December 31, 2013
               File No. 000-54843

Dear Mr. Fang:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Craig Slivka, for

                            Pamela Long
                            Assistant Director

cc: Robert Brantl, Esq. (*via e-mail*)